Investor Relations

Holcim

Hagenholzstrasse 85
CH-8050 Zürich

Phone +41 58 858 87 87
Fax +41 58 858 80 09

Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549





Mail Stop 3-9

Zurich, May 14, 2007

File N° 82-4093

Dear Sirs,

Please find enclosed:

- Media Release:
  St. Lawrence Cement's Board unanimously recommends Holcim Group's offer for minority shares (2 pages)

With kind regards,

B. Fuchs

Beate Fuchs

Encl.: mentioned

dw 5/18



File N° 82-4093

ST.LAWRENCE CEMENT GROUP

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES, AUSTRALIA, JAPAN AND THE EUROPEAN ECONOMIC AREA

May 14, 2007

Media Release

St. Lawrence Cement's Board unanimously recommends Holcim Group's offer for minority shares

Holcim Group ("Holcim") and St. Lawrence Cement Group Inc. ("SLC") have reached agreement whereby Holcim will offer CAD $40.25 cash per share for all outstanding class A subordinate voting shares that Holcim does not already own and all outstanding class 1 special shares of SLC. The total value of the offer is approximately CAD $ 630 million.

The revised offer price of CAD $40.25 is at the high end of the valuation range as established by the independent valuator retained by the Special Committee of the Board of Directors of SLC. The revised offer represents a 33 percent premium over the volume weighted average trading price of the class A subordinated voting shares on the Toronto Stock Exchange for the 20 trading days ended February 23, 2007, the last trading date prior to Holcim's announcement of its proposed offer. Holcim currently owns 44 percent of SLC's class A subordinate voting shares and 100 percent of SLC's class B multiple voting shares, representing approximately 79 percent of SLC's total votes.

The take-over bid circular will be mailed to shareholders of SLC on or about May 29, 2007 and will be open for not less than 35 days. The offer will be conditional on more than 50 percent of the class A subordinate voting shares held by the minority shareholders of SLC being validly deposited to the offer and not withdrawn. The offer is subject to certain other customary conditions, including the absence of any material adverse change and the absence of any adverse litigation, in respect of the offer.

The independent valuator retained by the Special Committee established a valuation range of CAD $35.50 to CAD $41.00 per share. The Special Committee and the Board of Directors have received an opinion from the financial advisor that the consideration to be provided under the offer is fair from a financial point of view to SLC's minority shareholders. Based on the recommendation of its Special Committee the Board of Directors of SLC has unanimously resolved to recommend that shareholders accept the offer. The Board of Directors of SLC will issue a directors' circular, to be provided with the take-over bid circular, which will contain its recommendation to shareholders together with the fairness opinion and the formal valuation prepared by the independent valuator and financial advisor.

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File N° 82-4093

Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, gravel and sand) as well as further activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

St. Lawrence Cement Group is a leading producer and supplier of products and services for the construction industry, namely cement, concrete, aggregates and construction. The company operates in Canada and on the eastern seaboard of the United States, and employs a total of 3,300 people.

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This media release is also available in French and German.

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Holcim

Corporate Communications:
Tel. +41 58 858 87 10

Investor Relations:
Tel. +41 58 858 87 87

www.holcim.com

St. Lawrence Cement Group

Aurélie Sabatié
Corporate Communications
Tel. (514) 340-1555, ext. 210

www.stlawrencecement.com

Cautionary Note:
This document contains "forward-looking statements" regarding the offer of Holcim to purchase all of the class A subordinate voting shares of SLC not already owned by Holcim and all of the class 1 special shares of SLC, including statements regarding the terms and conditions of the proposed offer. Readers are cautioned not to place undue reliance on forward-looking statements. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, the risks that Holcim will not proceed with a formal offer or its offer will be unsuccessful for any reason.

The forward-looking statements contained in this document are made as of the date of this document and Holcim nor SLC undertake any obligation to update publicly or revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this document are expressly qualified by this cautionary note.

Legal Notice:
This release does not constitute an offer to purchase or a solicitation of an offer to sell securities. Shareholders are advised to review any relevant documents that may be filed with securities regulatory authorities by Holcim and SLC because they contain important information, including full details of the proposal and its terms and conditions.

END